CUREVAC N.V.
FRIEDRICH-MIESCHER-STRASSE 15
TUEBINGEN 7207
GERMANY

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 5:59 A.M. Central European Summer Time on 22 June 2021. Have the proxy card mailed to you in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 5:59 A.M. Central European Summer Time on 22 June 2021. Have the proxy card mailed to you in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 5:59 A.M. Central European Summer Time on 22 June 2021.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it via email to Marco.Rau@curevac.com by 5:59 A.M. Central European Summer Time on 22 June 2021.

ATTEND BY INTERNET - www.virtualshareholdermeeting.com/CVAC2021
You may attend the meeting via the Internet on 24 June 2021. Have the information that is printed in the box marked by the arrow in the proxy card that was mailed to you, and follow the instructions.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D55716-P58937

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CUREVAC N.V.

The Board of Directors recommends you vote FOR proposals 1 through 12.	For	Against	Abstain
1. Adoption of the annual accounts over the financial year 2020	☐	☐	☐
2. Appointment of Mr. Antony Blanc as managing director (as Chief Business Officer and Chief Commercial Officer)	☐	☐	☐
3. Appointment of Mr. Klaus Edvardsen as managing director (as Chief Development Officer)	☐	☐	☐
4. Re-appointment of Mr. Pierre Kemula as managing director (as Chief Financial Officer)	☐	☐	☐
5. Appointment of Mr. Ingmar Hoerr as supervisory director	☐	☐	☐
6. Equity award to Mr. Jean Stéphenne as compensation for his services as supervisory director	☐	☐	☐
7. Equity award to Mr. Ralf Clemens as compensation for his services as supervisory director	☐	☐	☐
8. Release of managing directors from liability for the exercise of their duties during the financial year 2020	☐	☐	☐
9. Release of supervisory directors from liability for the exercise of their duties during the financial year 2020	☐	☐	☐
10. Authorization of the management board to acquire shares (or depository receipts for shares) in the Company's capital	☐	☐	☐

	For	Against	Abstain
11. Compensation of supervisory directors	☐	☐	☐
12. Appointment of the external auditor for the financial year 2022	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Meeting is available at www.proxyvote.com

D55717-P58937

CUREVAC N.V.
Annual General Meeting of Shareholders
24 June 2021
This proxy is solicited by the Board of Directors

The undersigned hereby registers for the annual general meeting of shareholders of CureVac N.V. to be held on 24 June 2021 at 2:00 p.m. Central European Summer Time (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (each, a "Proxyholder") to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of CureVac N.V. that the undersigned is entitled to vote at the AGM, and to exercise any other right of the undersigned which the undersigned would be allowed to exercise at the AGM. This power of attorney is granted with full power of substitution. The relationship between the undersigned and each Proxyholder is governed exclusively by the laws of the Netherlands. The AGM will be held entirely virtually via live webcast (www.virtualshareholdermeeting.com/CVAC2021), without physical attendance of shareholders or others with meeting rights.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side